GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of February 10, 2023 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three months and nine months ended December 31, 2022 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended December 31, 2022 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Operations

The following is a description of GreenPower's business activities during the three months ended December 31, 2022. During the quarter, GreenPower completed the sale of 1 Nano BEAST Type A all-electric school bus, 10 EV Star 22-foot cargo, 5 EV Stars and 85 EV Star Cab and Chassis ("CC's"), and recognized revenue from finance and operating leases, as well as from the sale of parts, and from the operations of Lion Truck Body, a truck body manufacturer. GreenPower continued to execute on a number of strategic initiatives during the quarter.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

During the quarter, GreenPower completed deliveries of 84 EV Star CC's to Workhorse Group, Inc ("Workhorse"). GreenPower currently has over 100 completed EV Star CC's that were in the process of delivery to Workhorse, another 100 completed EV Star CC's being shipped to North America, and additional EV Star CC's at one of our contract manufacturers in Asia in various stages of production. Even with this significant increase in deliveries, GreenPower expects that deliveries will be higher in the current and subsequent quarters. Management has been actively managing shipping and logistics issues in order to facilitate a faster and more predictable delivery cadence, and with deliveries now ramping up to higher levels, we anticipate that additional efficiencies will be gained over time.

GreenPower leveraged Lion Truck Body, its recently acquired manufacturer of truck bodies, during the quarter. This acquisition allows GreenPower to vertically integrate an important component of its supply chain. Lion Truck Body's manufacturing capabilities allow GreenPower to deliver EV Star CC's with completed truck bodies to its customers, thereby improving the speed of deliveries and improving the customer experience.

During the quarter GreenPower continued to successfully deliver its popular 22-foot EV Star cargo vehicles in New Jersey, with 10 total deliveries during the quarter. The 22-foot EV Star Cargo offers customers a payload of up to 6,500 pounds with 477 cubic feet of cargo space and a range of up to 150 miles with a 118kwh battery capacity. The EV Star Cargo serves a wide range of commercial applications and GreenPower is seeing demand for the versatile vehicle in several US states and in Canada.

GreenPower progressed its pilot project in the state of West Virginia, under which it has been demonstrating its Type D BEAST and Type A Nano BEAST school buses to school districts across the state and testing the buses in a range of real-world conditions. The Type D BEAST and Type A Nano BEAST are being used in real-world conditions, which has provided valuable insight into vehicle operation that can be used in the transition of the state's school bus fleet from diesel to zero emission. GreenPower sold a Type A school bus in West Virginia during the quarter that has been used in the pilot project, along with Type D buses delivered in prior quarters.

GreenPower took steps to build out its dealer network and sales capacity across different regions. During the quarter GreenPower added Peterson Truck and Bus as its school bus dealer in the state of Oregon. Peterson is a leading bus dealer in the state with a 76 year history and provides GreenPower access to a state that operates nearly 4,900 school buses currently. Subsequent to the quarter end GreenPower appointed K. Neal as its school bus dealer in the state of Maryland and Washington D.C. This region represents a market with nearly 8,000 school buses currently in operation and a strong desire to convert its diesel emission fleet to zero-emission in the near term.

Building out GreenPower's dealer network provides a platform to continue to capture market share in the North American school bus sector that is rapidly transitioning to zero-emission. This transition is being facilitated through a number of local, state and national funding programs, including the SJAVPCD under the Volkswagen Trust Fund, NJZIP, California's HVIP and the EPA's Clean School Bus Program. GreenPower's vehicles are eligible for all of these funding programs, and GreenPower has a knowledgeable team of contract specialists that can assist customers in the navigation of these funding programs, which can fund up to the entire vehicle price of certain vehicles for eligible purchasers. In addition, GreenPower's vehicles are eligible for a commercial clean vehicle tax credit of up to $40,000 from the IRS for eligible businesses and tax-exempt organizations.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Inventory, Property and Equipment

As at December 31, 2022 the Company had:

  Three EV 350's, two Synapse shuttles, one EV 250, eight EV Stars, used for demonstration purposes, service vehicles and ancillary equipment classified as property and equipment on the balance sheet totaling $2.0 million
  Work in process inventory and production supplies representing BEAST Type D and Nano BEAST Type A school buses. EV Star Cargo, EV Star CC, and other miscellaneous parts and supplies totaling approximately $11.6 million and;
  Finished goods inventory representing 35 BEAST Type D school buses, 2 EV 250's, 2 EV 550's, 17 Nano BEAST, 72 EV Star, 28 EV Star Cargo and 125 EV Star CC totaling approximately $34.6 million.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Results of Operations

For the three-month period ended December 31, 2022

For the three-month period ended December 31, 2022 the Company recorded revenues of $12,771,180 and cost of sales of $9,891,401 generating a gross profit of $2,879,779 or 22.5% of revenues. Revenue was generated from the sale of 1 Nano BEAST Type A all-electric school bus, 10 EV Star 22-foot cargo, 5 EV Stars and 85 EV Star Cab and Chassis, and recognized revenue from finance and operating leases. Operating costs  consisted  of  administrative  fees of $1,933,627 relating to salaries, project management, accounting, and administrative services; transportation costs of $660,751 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $204,104 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $615,759; sales and marketing costs of $145,264; insurance expense of $585,096; professional fees of $383,372 consisting of legal and audit fees; and office expense of $352,440 consisting of rent and other office expenses, as well as non-cash expenses including $500,933 of share-based compensation expense and depreciation of $330,522, generating a loss from operations before interest, accretion and foreign exchange of $3,067,121. Interest and accretion of $374,561 and disposal gains of $72,867, resulted in a loss for the period of $3,368,815. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based payments, warranty accrual, amortization of deferred financing fees and allowance for credit losses totaled $1,486,135 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $52,372 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended December 31, 2021

For the three-month period ended December 31, 2021 the Company recorded revenues of $5,313,352 and cost of sales of $3,837,303 generating a gross profit of $1,476,049 or 27.8% of revenues. GreenPower's gross profit margin for the quarter was slightly below its 30% target primarily due to the sale of BEAST school buses at a lower gross margin, which was partially offset by sales at a gross margin of higher than 30%. Revenue was generated from the sale of 8 BEAST School buses, 7 EV Star Cab and Chassis, 5 EV Stars, 3 EV Star +, from the sale of parts, as well as from finance and operating leases and other sources. Operating costs  consisted of  administrative  fees of $1,503,602 relating to salaries, project management, accounting, and administrative services; transportation costs of $52,679 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $202,770 related to travel for project management, demonstration of company products, and trade shows; product development costs of $286,007; sales and marketing costs of $133,424; insurance expense of $374,117; professional fees of $272,168 consisting of legal and audit fees; and office expense of $128,504 consisting of rent and other office expenses, as well as non-cash expenses including $1,109,505 of share-based compensation expense and depreciation of $127,210, generating a loss from operations before interest, accretion, foreign exchange and other income of $2,801,581. Interest and accretion of $94,103, and a foreign exchange loss of $62,772 resulted in a loss for the period of $2,958,456. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based payments, warranty accrual, amortization of deferred financing fees and allowance for credit losses totaled $1,395,318 in the three-month period.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

The consolidated total comprehensive loss for the three-month period was impacted by $3,204 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

Comparison of Quarterly Results

The following discussion compares the results for the three months ended December 31, 2022 with the three months ended December 31, 2021. Sales increased by $7,457,828, or 140.4% compared to the prior year's quarter primarily due to increased sales of EV Star CC's to Workhorse. Gross profit increased by $1,403,730 or 95.1% and gross margin declined from 27.8% to 22.5% during the period due to the shift in sales mix away from lower volume higher margin sales in the prior year. All of the company's sales, general and administrative costs increased compared to the prior year other than share based compensation expense, which declined by $608,572 or 54.9% due to a decline in the recognition of non-cash expenses for stock options. Transportation costs increased by $608,072, or 1,154%, due to increased volumes of vehicle shipments to customers across the United States. Allowance for credit losses increased by $147,388 or 168% to reflect the increased risk of collection of accounts receivable that are more than 90 days overdue. Salaries and administration costs increased by $430,025 or 28.6% due to the expansion of operations, primarily in West Virginia and due to the acquisition of Lion Truck Body. Product development costs increased by $329,752 or 115%, primarily due to the non-cash warranty accrual of 3.5% of sales included in this expense. Travel and accommodation, meals and entertainment expense was relatively unchanged with an increase of 0.7%. Other general and administrative costs including depreciation, office expense, professional fees, sales and marketing costs and insurance expense increased by between 9% to 174% due to the company's business expansion in West Virginia, New Jersey, and California, including the acquisition of Lion Truck Body. Interest and accretion expense increased by $280,458 or 298% due to the increase in interest bearing debt of the company, including from loans from related parties, the company's operating line of credit, and from the assumed loan from the acquisition of Lion Truck Body.

For the nine-month period ended December 31, 2022

For the nine-month period ended December 31, 2022 the Company recorded revenues of $24,348,746 and cost of sales of $18,605,858 generating a gross profit of $5,742,888 or 23.5% of revenues. Revenue was generated from the sale of 6 BEAST Type D all-electric school buses, 2 EV Star Plus, 1 EV Star Cargo +, 2 Nano BEAST Type A all-electric school bus, 36 EV Star 22-foot cargo, 14 EV Stars and 118 EV Star Cab and Chassis, and recognized revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $5,615,339 relating to salaries, project management, accounting, and administrative services; transportation costs of $785,891 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $521,181 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $1,370,432; sales and marketing costs of $747,860; insurance expense of $1,257,294; professional fees of $1,070,687 consisting of legal and audit fees; and office expense of $628,810 consisting of rent and other office expenses, as well as non-cash expenses including $3,177,449 of share-based compensation expense and depreciation of $816,550, generating a loss from operations before interest, accretion and foreign exchange of $10,458,600. Interest and accretion of $766,464, disposal gains of $72,867 and a foreign exchange loss of $36 resulted in a loss for the period of $11,152,233.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

The consolidated total comprehensive loss for the nine-month period was impacted by $98,814 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the nine-month period ended December 31, 2021

For the nine-month period ended December 31, 2021 the Company recorded revenues of $12,922,809 and cost of sales of $9,643,137 generating a gross profit of $3,279,672 or 25.4% of revenues. Revenue was generated from the sale of 37 EV Stars, 12 EV Star CC's, 10 BEAST school buses, 4 EV Star+, from the sale of parts and from the sale of 15 EV Stars and 10 EV Star Cab and Chassis for which the Company provided lease financing and which were accounted for as finance leases, as well as from finance and operating leases and other sources. Operating costs consisted of administrative fees of $4,022,759 relating to salaries, project management, accounting, and administrative services; transportation costs of $186,374 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $419,081 related to travel for project management, demonstration of company products, and trade shows; product development costs of $926,675; sales and marketing costs of $421,268; insurance expense of $804,740; professional fees of $791,932 consisting of legal and audit fees; and office expense of $292,434 consisting of rent and other office expenses, as well as non-cash expenses including $2,787,822 of share-based compensation expense and depreciation of $392,685, generating a loss from operations before interest, accretion, foreign exchange and other income of $7,866,214.

Interest and accretion of $365,585, other income of $362,978 primarily related to the forgiveness of a loan, and a foreign exchange loss of $64,546 resulted in a loss for the period of $7,933,367.

The consolidated total comprehensive loss for the nine-month period was impacted by $30,080 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

Comparison of Results for the Nine Month Periods Ended December 31, 2022 and 2021

The following discussion compares the results for the nine months ended December 31, 2022 with the nine months ended December 31, 2021. Sales increased by $11,425,937, or 88.4% compared to the prior year's quarter primarily due to increased sales of EV Star CC's to Workhorse and from increased sales of EV Star Cargo's in New Jersey. Gross profit increased by $2,463,216 or 75.1% and gross margin declined from 25.4% to 23.6% during the period due to the shift in sales mix away from lower volume higher margin sales in the prior year. All of the Company's sales, general and administrative costs increased compared to the prior year due to an expansion of the Company's business operations. Transportation costs increased by $599,517, or 321.7%, due to increased volumes of vehicle shipments to customers across the United States. Allowance for credit losses increased by $109,879 or 110% to reflect the increased risk of collection of accounts receivable that are more than 90 days overdue. Salaries and administration costs increased by $1,592,580 or 39.6% due to the expansion of the company's business operations, primarily in West Virginia and due to the acquisition of Lion Truck Body. Product development costs increased by $443,757 or 108%, primarily due to the non-cash warranty accrual of 3.5% of sales included in this expense. Share based payment expense increased by $389,627 or 14.0% due to an increase in the recognition of non-cash expenses for stock options. Other general and administrative costs including depreciation, office expense, insurance, professional fees, sales and travel, accommodation, meals and entertainment increased by between 24% to 115% due to the company's business expansion in West Virginia, New Jersey, and California, including the acquisition of Lion Truck Body.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Summary of Quarterly Results

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
Financial results
Revenues	$12,771,180	$7,726,461	$3,851,105	$4,313,964
Income (loss) for the period	(3,368,815)	(3,437,233)	(4,346,185)	(7,076,553)
Basic and diluted earnings/(loss) per share	$(0.14)	$(0.15)	$(0.19)	$(0.32)
Balance sheet data
Working capital	25,639,694	26,667,326	28,311,145	31,581,470
Total assets	65,665,074	61,700,792	56,513,595	49,606,932
Shareholders' equity	27,334,496	29,128,985	31,678,844	34,385,193

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2021	2021	2021	2021
Financial results
Revenues	$5,313,352	$4,629,371	$2,980,086	$4,657,831
Income (loss) for the period	(2,958,456)	(2,713,288)	(2,261,623)	(2,788,149)
Basic and diluted earnings/(loss) per share	$(0.13)	$(0.12)	$(0.11)	$(0.13)
Balance sheet data
Working capital (deficit)	29,385,551	31,327,058	31,391,694	30,808,375
Total assets	42,244,573	40,864,596	40,930,620	39,619,355
Shareholders' equity	35,372,237	36,700,920	36,967,980	36,152,448

The Company's sales have increased in both the three months ended September 30, 2022 and December 31, 2022 compared to prior periods due to an increase in sales of EV Star Cargo and of EV Star CC's to Workhorse. While management anticipates that the sales mix may vary significantly in the future, management believes that the Company's sales will be at similar or higher levels for the remainder of the year from expected future sales to Workhorse, and of the Company's other vehicles including BEAST and Nano BEAST school buses. The Company's losses in the past year have increased compared to prior periods due to a combination of factors, including gross margin compression due to a change in sales mix, and due to higher sales, general and administrative costs as the Company has expanded its business operations into new locations, primarily West Virginia, and due to the recent acquisition of Lion Truck Body, a truck body manufacturer. Management anticipates that losses may continue in the near term as it continues to execute on its growth strategy. Total assets have increased in the past twelve months as the Company has expanded its operations and increased its order book. The increase in assets has been largely funded with an increase in loans, from long term leases on property in West Virginia and California, and from increases in deposits from customers.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

The following table summarizes vehicle deliveries pursuant to vehicle leases and vehicle sales for the last four quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
Vehicle Sales
EV Star (1, 2)	100	50	18	11
Nano BEAST and BEAST school bus	1	4	3	8
Total	101	54	21	19
Vehicle Leases
Total	0	0	0	0

Total Deliveries	101	54	21	19

1) Includes various models of EV Stars
2) Sept 30 2022 deliveries adjusted for cancellations

The following table summarizes cash expenses for the last four quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022

Total Expenses	$6,321,461	$5,192,668	$5,453,859	$7,067,325
Less:
Depreciation	(330,522)	(290,420)	(195,608)	(269,273)
Accretion and accrued interest	(42,430)	(111,081)	(17,800)	(2,686)
Share-based payments	(500,933)	(967,341)	(1,709,175)	(2,983,653)
Amortization of deferred financing fees	-	-	-	(78,113)
Net Warranty Accrual	(377,218)	(239,847)	(99,639)	20,970
(Allowance) / recovery for credit losses	(235,032)	53,994	(28,957)	91,176

Total Cash Expenses (1)	$4,835,326	$3,637,973	$3,402,680	$3,845,746

The following table summarizes adjusted EBITDA for the last four quarters:

	For the three months ended
	December 31	September 30,	June 30,	March 31,
	2022	2022	2022	2022

Loss from operations for the period	$(3,368,815)	$(3,437,233)	$(4,346,185)	$(7,076,553)
Plus:
Depreciation	330,522	290,420	195,608	269,273
Interest and accretion	374,561	269,967	121,936	150,083
Share-based payments	500,933	967,341	1,709,175	2,983,653
Allowance / (recovery) for credit losses	235,032	(53,994)	28,957	(91,176)
Net warranty accrual	377,218	239,847	99,639	(20,970)

Adjusted EBITDA (1)	$(1,550,549)	$(1,723,652)	$(2,190,870)	$(3,785,690)

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

(1) Non-IFRS Financial Measures:

"Total Cash Expenses" as reflected above reflects the total expenses of the Company (the sum of total sales, general and administrative costs plus interest and accretion, plus/(less) the foreign exchange loss/(gain)) excluding depreciation, accretion and accrued interest, share-based payments, amortization of deferred financing fees, net warranty accrual and (allowance)/recovery for credit losses. Total Cash Expenses is a measure used by the Company as an indicator of cash expenses that excludes the impact of certain non-cash charges. Therefore, Total Cash Expenses gives the investor information as to the ongoing cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

"Adjusted EBITDA" as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance/(recovery) for credit losses and net warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity

At December 31, 2022, the Company had a cash balance of $609,672 and working capital of $25,639,694. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at December 31, 2022 the Line of Credit had a drawn balance of $7,978,271. The Company also has an at the market equity offering under which the Company may, from time to time and at its discretion, sell common shares for aggregate gross proceeds of up to $20 million, of which approximately $1.1 million has been sold as of December 31, 2022. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

Subsequent to the end of the quarter the Company issued a total of 1,016,045 shares under the ATM program raising gross proceeds of $3,543,134 before fees and costs. The ATM offering remains open and future shares may be issued up to the total remaining offering amount, at management's discretion.

Capital Resources

Three months ended December 31, 2022

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. Effective April 19, 2022, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan").

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and the 2016 Plan that are issued and outstanding as at December 31, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2022	Granted	Exercised	or Expired	December 31, 2022
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	(14,286)	-
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	(8,571)	57,143
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	(1,429)	71,785
January 30, 2025	CDN	$2.59	281,787	-	(465)	(26,678)	254,644
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(25,359)	16,428
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	139,650	-	-	(60,750)	78,900
December 10, 2026	CDN	$16.45	658,000	-	-	(104,500)	553,500
July 4, 2027	CDN	$4.25	-	15,000	-	-	15,000
November 2, 2027	US	$2.46	-	60,000	-	-	60,000
Total outstanding			1,702,652	75,000	(3,322)	(246,930)	1,527,400
Total exercisable			700,957				1,252,271
Weighted Average
Exercise Price (CDN$)			$12.94	$3.52	$3.37	$13.01	$14.39
Weighted Average Remaining Life			3.5 years				3.0 years

As at December 31, 2022, 833,576 stock options available for issuance under the 2022 plan, and 2,314,803 performance based awards available for issuance under the 2022 plan. During the three months ended December 31, 2022 the Company issued 60,000 stock options exercisable at US $2.46 per share and vest 25% after each of 4 months, 1 year, 2 years, and 3 years.

In September 2022 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the  Company for aggregate gross proceeds of up to US$20,000,000. The sale of common shares is to be made through "at-the-market distributions" ("ATM") on the NASDAQ stock exchange. During the nine months ended December 31, 2022, the Company sold 458,404 common shares of the Company under the ATM program.  The Company incurred approximately $79,000 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which was included in share issuance costs for the period ended December 31, 2022 (2021 - $Nil). Subsequent to the end of the quarter the Company issued a total of 1,016,045 shares under ATM at a weighted average price of $3.4872 per share for gross proceeds of $3,543,134 before transaction fees.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Nine Months Ended
	December 31, 2022	December 31, 2021

Salaries and Benefits (1)	$467,539	$361,160
Consulting fees (2)	$311,250	255,000
Non-cash Options Vested (3)	$1,829,998	1,589,476
Total	$2,608,787	$2,205,636

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at December 31, 2022 included $16,260 (March 31, 2022 - $243,773)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the nine months ended December 31, 2022 GreenPower received loans totaling CAD$3,420,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans mature on the earlier of (i) the date that the Borrower completes a debt or equity financing, (ii) from receipt of excess proceeds on the sale of buses or (iii) March 31, 2023. The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. Both loans were on the same terms as the other related party loans, and none of the loans have matured as of the date of this report as a result of the ATM financing.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company. These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

New and Amended Standards

Adoption of accounting standards

Amendments to IAS 37, which became effective for reporting periods beginning after January 1, 2022, was amended to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Amendments to IAS 37 did not cause a change to the Company's consolidated condensed interim financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the December 31, 2022 reporting period. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value of accounts receivable and finance lease receivable and lease liabilities, the determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, the determination of the discount rate to use to discount the term loan, the preliminary determination of the fair value of net assets and consideration paid in the acquisition of Lion Truck Body Inc., and the $nil provision for income taxes.

Critical accounting judgments

i. The determination of the functional currency of each entity within the consolidated Company;

ii. The Company's ability to continue as a going concern;

iii. The classification of leases as either finance leases or operating leases;

iv. The determination that there are no material undisclosed matters requiring recognition on the financial statements as either a provision, a contingent liability, or a contingent asset; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied;

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, line of credit, accounts payable and accrued liabilities, a term loan, loans from related parties, other liabilities and lease liabilities.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the financial statements. Cash and restricted cash consist of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at December 31, 2022 the Company recognized an allowance for credit losses of $254,574 against its accounts receivable (March 31, 2022 - $44,579).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At December 31, 2022, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Cash	$107,131
Accounts Receivable	$243,157
Loans from related parties	$(3,670,000)
Accounts Payable and Accrued Liabilities	$(367,417)

The CDN/USD exchange rate as at December 31, 2022 was $0.7383 (March 31, 2022 - $0.8003). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $272,000 to other comprehensive income/loss.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, the term loan, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. The line of credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is currently in compliance. On September 16, 2022 the Company established an at the market equity program (the ATM program) under which the company may issue, at its discretion, up to $20 million of common shares from treasury to the public through the Nasdaq stock exchange. During the nine months ended December 31, 2022, the Company sold 458,404 common shares of the Company under the ATM program raising gross proceeds of $1,100,145 and subsequent to the end of the quarter the Company issued a total of 1,016,045 shares under the ATM program raising gross proceeds of $3,543,134 before fees and costs. The ATM offering remains open and future shares may be issued up to the total remaining offering amount, at management's discretion. As at December 31, 2022, the Company had a cash balance of $609,672 working capital of $25,639,694 accumulated deficit of ($56,917,723) and shareholder's equity of $27,334,496. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management during the quarter.

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Complete the setup of the West Virginia school bus manufacturing facility and begin production of all-electric school buses in the new facility;

  Integrate the business asset acquisition of Lion Truck Body;

  Continue to develop and expand sales opportunities and increase sales backlog;

  Further develop sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 23,609,764 as of December 31, 2022. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of December 31, 2022, there are 1,527,400 options granted and outstanding.

As at February 10, 2023 the Company had 24,625,809 issued shares and 1,527,400 options outstanding.

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are currently in the process of integrating the Lion Truck Body operations, control processes and information systems into our systems and control environment.  Further details on the Lion Truck Body acquisition, including the preliminary purchase price allocation, can be found in Note 19 of the condensed interim consolidated financial statements for the three and nine-month periods ended December 31, 2022.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

In preparing our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020 we identified a material weakness in our internal control over financial reporting. A material weakness was identified in our control environment related to errors that were made in determining the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases, and in the calculation of revenue and cost of sales associated with cancelled leases. We have corrected these errors and restated the presentation of revenue and cost of sales in our consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020. Management is in the process of implementing changes and controls to ensure the control deficiencies contributing to the material weakness will be remediated.  The remediation actions include hiring of additional financial reporting and accounting staff.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

Going Concern

These Company's financial results for the period ended December 31, 2022 do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has a history of delivering all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Financing Risk

GreenPower is currently not profitable, and if cashflow from the sale of our electric vehicles is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to us, if at all. Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Volatile Operating Results

We incur significant operating expenses and make significant working capital investments when we are building a vehicle prior to sale. If there are delays in the sale of vehicles to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. The Company competes in the non-diesel or alternative fuel segment of this market. Several of the Company's competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary Company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and are expected to continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2022 Discussion dated: as of February 10, 2023

Conflict in Ukraine

The escalating conflict in Ukraine has resulted in volatility and uncertainty on the economy and financial markets. It is uncertain how long the conflict, economic sanctions and market instability will continue and whether they will escalate further. Management has given consideration as to the impact of the conflict on the Company and concluded that there is currently no impact but there is uncertainty with respect to the potential impact on the Company's ability to raise equity or debt financing in the future.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. These delays and cost increases have caused a material disruption and negative impact to our profitability, financial results, and business growth. While management has taken steps to manage this risk and exposure, there is no certainty that shipping market conditions will improve, and shipping market conditions may continue to worsen, causing negative impacts to our profitability, financial results, and business growth.

Events after the reporting period

Subsequent to the end of the quarter a total of 1,016,045 shares were issued under the Company's at the market offering at a weighted average price of $3.4872 per share for gross proceeds of $3,543,134 before transaction fees.